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                              August 27, 2020

       J  rgen Eichner
       Chief Executive Officer
       VIA optronics AG
       Sieboldstrasse 18
       90411 Nuremberg, Germany

                                                        Re: VIA optronics AG
                                                            Amendment No. 5 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted August 3,
2020
                                                            CIK No. 0001769116

       Dear Mr. Eichner:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Confidential Registration Statement on Form F-1, As amended

       Capitalization, page 62

   1. Please revise the table to remove presentation of the line item cash and cash equivalents.
                                                        In addition, please
revise the liability section to reflect only your short and long-term indebtedness, as we
note you have included all of your non-current liabilities from the balance sheet at page
F-3 including provisions, operating lease liabilities, and deferred tax liabilities. Further in
this regard, we note you have short-term loan obligations of    28.6
                                                        million that should
also be reflected in the capitalization. Please revise or advise. Refer to Item 3.B of the Form
20-F.
 J  rgen Eichner
VIA optronics AG
August 27, 2020
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations, page 84

2. Please expand the table of contractual obligations to disclose the cash interest amount or estimated range thereof on your variable and fixed rate debt, to the extent material. You may also include such interest amount in a footnote to the table using the same time frames as shown in the table. Please also disclose any assumptions you made to derive the amounts. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. Refer to Item 303(a)(5) of Regulation S-K and footnote 46 of SEC Release No. 33-8350.
Report of Independent Registered Public Accounting Firm, page F-2

3. Please address the auditors report to both the Shareholders and Management Board of
         VIA optronics AG. The current disclosure only refers to the Management Board. Also, please revise the second sentence in the opinion paragraph to refer to the financial position of the Company at December 31, 2019 and December 31, 2018. The current disclosure refers only to the financial position at December 31, 2019. Please revise or advise as necessary.
4. We further note that Ernst & Young Wirtschaftprufungsgesellschaft auditors' report includes not only the firm signature, but also the signatures of the named individuals,
         Oliver Sieger and Jendrik Thies. In this regard, upon filing an auditors consent for the firm, accountants' consents should also be filed at Exhibit 23 for these two named individuals. Reference is made to Securities Act Section 7(a)(1) and to Regulation C, Part
         230, Rule 436(a) of the Securities Act of 1933. Please confirm you will comply or advise.
Consolidated Statements of Operations and Other Comprehensive Income (Loss), page F-4

5.       Please disclose on the face of this statement the amount of basic and diluted
         (loss)/earnings per share. We note such is disclosed in Selected Consolidated Financial and Other Data on page 65 and in Note 25 on page F-59. Refer to paragraph 66 of IAS
         33.
Notes to the Consolidated Financial Statements
Note 20. Financial Result, page F-48
FirstName LastNameJ  rgen Eichner
6.     Please reconcile the fiscal year 2019 net finance costs of    1,787,410
shown in this
Comapany
       tableNameVIA    optronics AG
             with the    1,642,182  financial result line item shown in the
consolidated statements
       of operations on
August 27, 2020 Page 2  page  F-4.
FirstName LastName
 J  rgen Eichner
FirstName LastNameJ  rgen   Eichner
VIA optronics AG
Comapany
August 27, NameVIA
           2020      optronics AG
August
Page 3 27, 2020 Page 3
FirstName LastName
       You may contact Beverly Singleton, Staff Accountant, at (202) 551-3328 or Melissa
Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff
Attorney, at (202) 551-7844 or Jay Ingram, Legal Branch Chief, at (202)551-3397 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:      Gregory A. Schernecke, Esq.